  Exhibit 99.3

CONSENT OF QUALIFIED PERSON

To:
British Columbia Securities Commission
Alberta Securities Commission
Financial and Consumer Affairs Authority of Saskatchewan
Manitoba Securities Commission
Ontario Securities Commission
New Brunswick Financial and Consumer Services Commission
Nova Scotia Securities Commission
Prince Edward Island Office of the Superintendent of Securities Office Securities NL, Financial Services Regulation Division, Department of Government Services
Office of the Superintendent of Securities, Government of Northwest Territories
Office of the Yukon Superintendent of Securities
Superintendent of Securities, Legal Registries Division, Department of Justice, Government of Nunavut

Dear Sirs/Mesdames:

RE: Silver Elephant Mining Corp. (the “Company”)

I, Matthew Harrington, hereby consent to the SEDAR (System for Electronic Document Analysis and Retrieval) filing and/or public filing in any other manner of the technical report entitled "Mineral Resource Estimate Technical Report for the Pulacayo Project, Potosi Department, Antonnio Quijarro Province, Bolivia" dated effective October 13, 2020 (the "Report") with the securities regulatory authorities referred to above. I further hereby consent to the use of extracts from, or a summary of, the Report in the preliminary prospectus of the Company dated (the "Preliminary Prospectus") filed by the Company and to being named in the Preliminary Prospectus.

I confirm that I have read the Preliminary Prospectus and that the disclosure in the Preliminary Prospectus fairly and accurately represents the information in the Report that supports the disclosure in the Preliminary Prospectus.

I have no reason to believe that there are any misrepresentations in the information contained in the Preliminary Prospectus that is derived from the Report or that are within my knowledge as a result of the services performed by me in connection with the Report.

DATED at Dartmouth, Nova Scotia, this 26th day of October, 2020.

“Matthew Harrington”
MATTHEW HARRINGTON